Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST ANNOUNCES MANAGEMENT CHANGES

Calgary, Alberta, Canada – November 24, 2009

Precision Drilling Trust ("Precision") announced today that David Crowley will be leaving Precision to pursue other interests.

“David held a key role as President of Precision’s US Operations through the challenges of both integration and a uniquely difficult market.  His leadership and efforts to facilitate a successful transition for Precision and Grey Wolf have been greatly appreciated.  We wish David the very best,” said Kevin Neveu, Chief Executive Officer and President of Precision Drilling Corporation.

Effective immediately, Gene Stahl, currently President, Canadian Operations, will become President, Drilling Operations.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Kevin Neveu, Chief Executive Officer and President
David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of the Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com